Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On March 2, 2009, Exelon issued the following press release:

Contact:	Paul Elsberg Exelon Corporate Communications 312-394-7417

Statement Regarding NRG Announcement of Purchase of Reliant Retail Operation

CHICAGO (March 2, 2009) — Exelon Corporation (NYSE: EXC) indicated today that it is evaluating the announcement by NRG that it will acquire the retail assets of Reliant Energy, Inc.

“As we have previously stated, our proposed acquisition of NRG will create significant value for both NRG and Exelon shareholders. NRG hasn’t provided enough information about its deal with Reliant to enable us to make an informed judgment about the impact of that deal on Exelon’s pending offer to acquire NRG and the resultant impact on the value our deal creates for shareholders. Nonetheless, given the announcement that Reliant may become part of NRG and our support for retail energy markets, we will certainly evaluate how all the pieces fit together in our proposed transaction,” said John Rowe, Exelon’s chairman and chief executive officer.

“Exelon supports competition in both wholesale and retail markets. We believe under the right circumstances that an Exelon-NRG-Reliant combination would be good for competition in Texas – particularly because we bring a stronger balance sheet to the table – as well as good for the NRG and Exelon shareholders,” Rowe added.

Rowe emphasized the need for Exelon, as well as NRG, shareholders to understand whether the Reliant agreement is value-enhancing. Exelon has repeatedly invited NRG to engage in a mutual due diligence process to verify the value created from the combination of Exelon and NRG and identify additional value that might support further discussions about the price put forth by Exelon. To date, NRG’s management and board have refused. “NRG’s announcement of a deal with Reliant and the recent legal action by the U.S. Environmental Protection Agency regarding one of NRG’s Louisiana plants reinforces the need for due diligence,” Rowe asserted. “It simply underscores why we urge NRG shareholders to demonstrate their support for an Exelon-NRG deal,” he added.

Important Information

This communication relates to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Exelon expects to file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”). Exelon will also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer (the “Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the NRG Meeting Proxy Statement and the Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon Meeting and the NRG Meeting. Information about Exelon and Exelon’s directors and executive officers is available in Exelon’s proxy statement, dated March 20, 2008, filed with the SEC in connection with Exelon’s 2008 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange. Information about any other participants will be included in the NRG Meeting Proxy Statement or the Exelon Meeting Proxy Statement, as applicable.

Forward Looking Statements

This communication includes forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) the Exchange Offer Documents; (2) Exelon’s 2008 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; and (3) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication, except as required by law.

Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

All information in this communication concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

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Exelon Corporation is one of the nation’s largest electric utilities with approximately $19 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 485,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.

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